Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Penn National Gaming, Inc. and Subsidiaries for the registration of its $300,000,000 aggregate principal amount of 5.875% Senior Notes due 2021 and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements of Penn National Gaming, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Penn National Gaming, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 11, 2014